  EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2017 Results

Toronto, Ontario July 11, 2017 – Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2017. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Second Quarter Key Highlights

●
Revenues more than tripled to $2.0 million from $0.6 million (launch of new generic Focalin XR® strengths)
●
Secured final FDA approval for all strengths of generic Seroquel XR®
●
Successfully manufactured and shipped all strengths of generic Seroquel XR® to Mallinckrodt
●
Mallinckrodt launched all strengths of generic Seroquel XR®
●
Progress on Rexista™ NDA continues with joint meeting of the FDA Advisory Committees scheduled for July 26, 2017

The CEO of Intellipharmaceutics, Dr. Isa Odidi, said, “We are pleased with the recent progress made on both the generic and NDA initiatives, having demonstrated our manufacturing capability in respect of generic Seroquel XR®, and the FDA scheduling of the Advisory Committees meeting to review our Rexista™ NDA candidate. These are welcome developments on the heels of significant revenue improvement in the second quarter, which we expect to continue into the second half.”

Corporate Developments

●
In June 2017, we announced that a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the United States Food and Drug Administration (“FDA”) has been scheduled for July 26, 2017 to review the Company's New Drug Application (“NDA”) for RexistaTM abuse-deterrent oxycodone hydrochloride extended release tablets. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labeling" guidance published in April 2015. The abuse-deterrent properties incorporated into RexistaTM are designed to make the product unlikable and discourage or make it more difficult to manipulate for the purpose of abuse or misuse, and the Company is preparing to share its data with the Advisory Committees as a key step towards securing FDA approval of RexistaTM.

●
In June 2017, we announced that Mallinckrodt LLC (“Mallinckrodt”), in its capacity as the Company’s marketing and distribution partner, launched all strengths of our generic Seroquel XR® (quetiapine fumarate extended-release tablets) in the U.S.   This launch follows the recent final approval from the FDA for the Company's Abbreviated New Drug Application (“ANDA”) for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The approved product is a generic equivalent of the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by Astra Zeneca Pharmaceuticals LP. Under its license and commercial supply agreement with Mallinckrodt, the Company granted Mallinckrodt a license to market, sell and distribute in the U.S. our generic Seroquel XR® and the Company manufactures and supplies the licensed product for Mallinckrodt.

There can be no assurance that our generic Seroquel XR® product will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for RexistaTM, that the FDA will ultimately approve the NDA for the sale of RexistaTM in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions (“ANDSs”) with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

2017 Second Quarter Financial Results

The Company recorded revenues of $2.0 million for the three months ended May 31, 2017 versus $0.6 million for the three months ended May 31, 2016. For the three months ended May 31, 2017, we recognized licensing revenue of $2.0 million primarily from commercial sales of 15, 25, 30 and 35 mg strengths of generic Focalin XR® capsules under our license and commercialization agreement with Par Pharmaceuticals Inc. (“Par”). The increase in revenues is due to Par’s January 2017 launch of the 25 and 35 mg strengths of generic Focalin XR® capsules in the U.S. and also reflects revenue from the Company’s first shipment of generic Seroquel XR® to Mallinckrodt (subsequently launched by Mallinckrodt in June 2017). The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® are expected to decline commencing in July 2017 when their 6 month exclusivity expires. The Company’s revenues on the 10 and 20 mg strengths of generic Focalin XR® in the second quarter of 2017 are negligible due to their launch date being late May 2017. Revenues under the Par and Mallinckrodt license agreements represents the commercial sales of the generic products in those strengths and may not be representative of future sales.

The Company recorded net loss for the three months ended May 31, 2017 of $1.8 million, or $0.06 per common share, compared with a net loss of $2.0 million, or $0.08 per common share, for the three months ended May 31, 2016. In the three months ended May 31, 2017, the lower net loss is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® in the second quarter of 2017, partially offset by an increase in performance-based options expense and third-party research and development (“R&D”) expenditures. Revenue in the three months ended May 31, 2017 was $2.0 million versus $0.6 million in the prior period, with the increase primarily due to Par’s launch of the 25 and 35 mg strengths of its generic Focalin XR® capsules.

Expenditures for R&D for the three months ended May 31, 2017 were higher by $1.2 million compared to the three months ended May 31, 2016. The increase is primarily due to higher stock option compensation expense as a result of certain performance-based stock options vesting upon FDA approval of quetiapine fumarate extended release tablets and due to higher third party consulting fees associated with our preparation for the FDA Advisory Committee meeting in relation to our RexistaTM NDA filing. After adjusting for the stock-based compensation expenses, expenditures for R&D for the three months ended May 31, 2017 were higher by $0.4 million compared to the three months ended May 31, 2016. This is primarily due to an increase in third party R&D expenditures.

Selling, general and administrative expenses were $0.8 million for the three months ended May 31, 2017 in comparison to $0.9 million for the three months ended May 31, 2016. The decrease is primarily due to the lower expenses related to a decrease in professional fees and wages, partially offset by an increase in marketing and occupancy cost.

The Company had cash of $1.5 million as at May 31, 2017 compared to $2.4 million as at February 28, 2017. The decrease in cash during the three months ended May 31, 2017 was mainly a result of our ongoing expenditures in R&D and selling, general, and administrative expenses, which includes increased consulting fees incurred to prepare for the July 26, 2017 Advisory Committee meeting and an increase in purchases of plant and production equipment to support our generic Seroquel XR® launch, which were only partially offset by higher cash receipts from commercialized sales of our generic Focalin XR® and cash receipts provided from financing activities derived from common share sales under the Company’s at-the-market offering program.

As of July 11,  2017, our cash balance was $ 0.6 million. We currently expect to satisfy our operating cash requirements until September 2017 from cash on hand and quarterly profit share payments from Par and Mallinckrodt. Should our marketing and distribution partner, Mallinckrodt, soon be successful in fully commercializing our generic Seroquel XR® (all strengths of which were launched in June 2017), then we may be cash flow positive in the second half of 2017. Failing this, the Company may need to obtain additional funding prior to that time as we further the development of our product candidates and if we accelerate our product commercialization activities. There can be no assurance as to when or if Par will launch the remaining two strengths of its generic Focalin XR® and, if launched, whether they will be successfully commercialized, or if generic Seroquel XR® will be successfully commercialized. If necessary, we expect to utilize our at-the-market offering program to bridge any funding shortfall in the second half of 2017.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, "look forward", “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, changes in U.S. federal income tax laws currently being considered, including, but not limited to, the U.S. changing the method by which foreign income is taxed and resulting changes to the passive foreign investment company laws and regulations which may impact our shareholders, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for ANDAs and NDAs challenges in securing final FDA approval for our product candidates, including RexistaTM in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of RexistaTM), which could delay the FDA’s final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” “Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2017 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)

	May 31,	November 30,
	2017	2016
	$	$
Assets
Current
Cash	1,475,618	4,144,424
Accounts receivable, net	982,809	472,474
Investment tax credits	590,970	681,136
Prepaid expenses, sundry and other assets	470,521	400,642
Inventory	492,617	-
	4,012,535	5,698,676

Deferred offering costs	562,775	386,375
Property and equipment, net	3,204,467	1,889,638
	7,779,777	7,974,689

Liabilities
Current
Accounts payable	1,952,098	807,295
Accrued liabilities	516,224	384,886
Employee costs payable	271,007	1,044,151
Capital lease obligations	3,787	14,829
Convertible debenture	1,267,841	1,494,764
Deferred revenue	450,000	450,000
	4,460,957	4,195,925

Deferred revenue	2,512,500	2,662,500
	6,973,457	6,858,425

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
30,543,163 common shares	31,539,537	29,830,791
(November 30, 2016 - 29,789,992)
Additional paid-in capital	35,794,571	34,017,071
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(66,812,209)	(63,016,019)
	806,320	1,116,264
Contingencies
	7,779,777	7,974,689

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2017	May 31, 2016	May 31, 2017	May 31, 2016
	$	$	$	$
Revenue
Licensing	2,001,512	556,044	3,236,878	1,122,981
	2,001,512	556,044	3,236,878	1,122,981

Cost of good sold
Cost of goods sold	211,372	-	211,372	-

Gross Margin	1,790,140	556,044	3,025,506	1,122,981

Expenses
Research and development	2,677,507	1,458,647	4,708,699	3,271,255
Selling, general and administrative	756,647	909,402	1,718,225	1,665,830
Depreciation	106,854	93,891	198,362	186,126
	3,541,008	2,461,940	6,625,286	5,123,211

Loss from operations	(1,750,868)	(1,905,896)	(3,599,780)	(4,000,230)
Net foreign exchange gain (loss)	33,894	(35,444)	17,306	(5,549)
Interest income	15,020	61	15,025	201
Interest expense	(103,375)	(58,798)	(228,741)	(114,539)
Net loss and comprehensive loss	(1,805,329)	(2,000,077)	(3,796,190)	(4,120,117)

Loss per common share, basic and diluted	(0.06)	(0.08)	(0.13)	(0.17)

Weighted average number of common
shares outstanding, basic and diluted	30,388,550	24,752,589	30,179,758	24,592,773

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2017	May 31, 2016	May 31, 2017	May 31, 2016
	$	$	$	$
Net loss	(1,805,329)	(2,000,077)	(3,796,190)	(4,120,117)
Items not affecting cash
Depreciation	113,278	93,891	204,786	186,126
Stock-based compensation	821,943	40,749	1,644,868	700,859
Deferred share units	8,095	8,200	15,356	16,144
Accreted interest on convertible debenture	60,415	8,884	143,645	17,714
Unrealized foreign exchange loss (gain)	18,375	28,851	(19,495)	10,911

Change in non-cash operating assets & liabilities
Accounts receivable	86,742	(103,729)	(510,335)	88,600
Investment tax credits	152,635	(71,495)	90,166	(154,057)
Inventory	(89,643)	-	(492,617)	-
Prepaid expenses, sundry and other assets	(26,972)	41,538	(69,879)	(28,037)
Accounts payable, accrued liabilities and employee costs payable	(216,967)	628,143	266,968	172,745
Deferred revenue	(75,000)	-	(150,000)	-
Cash flows used in operating activities	(952,428)	(1,325,045)	(2,672,727)	(3,109,112)

Financing activities
Repayment of principal on convertible debenture	-	-	(150,000)	-
Repayment of capital lease obligations	(5,710)	(4,149)	(11,042)	(9,471)
Proceeds from issuance of common shares on at-the-market financing	871,449	1,150,771	1,448,472	1,548,015
Proceeds from issuance of common shares on exercise of warrants	29,958	-	295,308	122,092
Proceeds from issuance of common shares on option exercise	-	-	12,465	-
Offering costs	(55,102)	(50,467)	(71,667)	(61,609)
Cash flows provided from financing activities	840,595	1,096,155	1,523,536	1,599,027

Investing activity
Purchase of property and equipment	(797,173)	(22,466)	(1,519,615)	(71,783)
Cash flows used in investing activities	(797,173)	(22,466)	(1,519,615)	(71,783)

Decrease in cash	(909,006)	(251,356)	(2,668,806)	(1,581,868)
Cash, beginning of period	2,384,624	424,684	4,144,424	1,755,196

Cash, end of period	1,475,618	173,328	1,475,618	173,328

Supplemental cash flow information
Interest paid	52,337	29,569	82,398	44,846
Taxes paid	-	-	-	-

Company Contact: Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com